      As filed with the Securities and Exchange Commission on May 24, 2002 Registration No. 333-73572

                                     SECURITIES AND EXCHANGE COMMISSION
                                            Washington, DC  20549

                                        PRE-EFFECTIVE AMENDMENT NO.3
                                                     TO
                                                  FORM S-2
                                           REGISTRATION STATEMENT
                                                    UNDER
                                         THE SECURITIES ACT OF 1933
                                                -------------

                                            MEDIX RESOURCES, INC.
                           (Exact Name of Registrant as Specified in Its Charter)
--------------------------------------------------------- ---------------------------------------------------

                        Colorado                                              84-1123311
            (State or Other Jurisdiction of                                (I.R.S. Employer
             Incorporation or Organization)                             Identification Number)
--------------------------------------------------------- ---------------------------------------------------

                                            The Graybar Building
                                       420 Lexington Ave., Suite 1830
                                          New York, New York 10170
                                               (212) 697-2509
                        (Address, Including Zip Code, and Telephone Number, Including
                           Area Code, of Registrant's Principal Executive Offices)

                                            Lyle B. Stewart, Esq.
                                           Lyle B. Stewart, P.C.
                                           3751 S. Quebec Street
                                              Denver, CO 80237
                                               (303) 267-0920
                          (Name, Address, Including Zip Code, and Telephone Number,
                                 Including Area Code, of Agent for Service)
                                              -----------------

                         Approximate  date of  commencement  of proposed  sale to the  public:  From time to time after this Registration Statement becomes effective.

           If any of the  securities  being  registered  on this  form are to be  offered  on a  delayed  or continuous basis pursuant to Rule 415 under the Securities Act of 1933,  other than securities  offered only
in connection with dividend or interest reinvestment plans, check the following box: |X|

                                      CALCULATION OF REGISTRATION FEE

 Title of Securities                              Proposed              Proposed
       to be                 Amount to be        Offering Price      Aggregate Offering      Amount of
   Registered                 Registered           Per Share               Price            Registration Fee
----------------------- --------------------- -------------------- --------------------- --------------------
Common stock, par value       447,500 (1)           $0.75(1)             $335,625(1)            $84.00(1)
 $.001 per share               48,750 (2)           $0.47(2)              $22,913(2)            $2.11(2)
----------------------- --------------------- -------------------- --------------------- --------------------
(1)  This amount was registered and the fee was paid on November 16, 2001, when the Registration
     Statement was filed.
(2)  This amount was registered and the fee was paid on April 3, 2002, when Amendment No. 2 was filed

The Registrant hereby amends this Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which  specifically  states that this
Registration  Statement shall thereafter  become effective in accordance with Section 8(a) of the Securities
Act of 1933 or until this  Registration  Statement  shall become  effective on such date as the  Commission, acting pursuant to said Section 8(a), may determine.

                                           SUBJECT TO COMPLETION

                                             DATED May 24, 2002

PROSPECTUS

                                     MEDIX RESOURCES, INC.

                                496,250 Shares of Common Stock

    The  shareholders of Medix  Resources,  Inc. named herein will have the right to offer and sell up to an aggregate of 496,250 shares of our common stock under this Prospectus.

    Medix  will not  receive  directly  any of the  proceeds  from the sale of these  shares by the  selling shareholders.  However,  Medix will  receive  the  proceeds of the  exercise of the options and  warrants to
purchase the shares to be sold hereunder.   Medix will pay the expenses of registration of these shares.

     The common stock is traded on the American  Stock  Exchange  under the symbol  "MXR".  On May 15, 2002, the closing price of the common stock was reported as $0.53.

    Medix has  available  to it an equity line of credit that  permits it to draw funds for its  operations, from time to time,  and issue shares of its common stock to the  providers  of such  facility in  connection with such draws.  The shares  issued are  registered  so that they can be sold to the public upon  issuance.
Currently,  4,796,763  shares are registered  for sale by the equity line of credit  providers in connection with future draws.  See "Equity Line Financing."

    The securities  offered  hereby  involve a high degree of risk.  See "RISK FACTORS"  beginning on page 3 for certain risks that should be considered by prospective purchasers of the securities offered hereby.

    Neither the  Securities  and Exchange  Commission  nor any state  securities  commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete.  Any  representation to the contrary is a criminal offense.

                          The date of this Prospectus is May 24, 2002

          No dealer,  salesman or other person has been  authorized to give any  information  or to make any representation  not contained in or incorporated by reference in this Prospectus and, if given or made, such information  or  representation  must not be relied  upon as  having  been  authorized  by us,  the  selling shareholders  or any other person.  This  Prospectus  does not constitute an offer to sell or a solicitation of an offer to buy any of the  securities  offered  hereby in any  jurisdiction  to any person to whom it is unlawful to make such an offer in such  jurisdiction.  Neither the delivery of this  Prospectus nor any sale made hereunder  shall,  under any  circumstances,  create any  implication  that the  information  herein is correct as of any time  subsequent  to the date hereof or that there has been no change in our affairs since such date.

                                             TABLE OF CONTENTS
                                             ------------------

SUMMARY

RISK  FACTORS

FORWARD-LOOKING STATEMENTS

THE COMPANY

EQUITY LINE FINANCING

USE OF PROCEEDS

SELLING SHAREHOLDERS

DESCRIPTION OF SECURITIES

PLAN OF DISTRIBUTION

INDEMNIFICATION OF OFFICERS AND DIRECTORS

AVAILABLE INFORMATION

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

LEGAL MATTERS

EXPERTS

                                                  SUMMARY

    This  Prospectus  covers the offering and sale of up to 496,250 shares of our common stock to the public by certain  selling  shareholders  listed  under the heading  "Selling  Shareholders"  further  back in this
Prospectus.  As of  May  15,  2002,  we had  [62,923,624]  shares  of  our  common  stock  outstanding,  and approximately  [27,842,337] shares were issuable upon the exercise of outstanding options, warrants or other rights, and the conversion of outstanding preferred stock.

    We are developing  software products for  Internet-based  communications  and information  management by medical  service  providers.  We have no revenue  from  operations  and are funding the  development  of our software  products  through the sales of our securities.  We have granted a security  interest in all of our intellectual  property  assets  to  secure a  financing.  See "The  Company-Recent  Developments"  and "Risk
Factors."

    Because of our continuing  losses,  and the lack of a certain source of capital to fund our  development of software  products,  our  independent  accountants  included a "going  concern"  exception in their audit report on our audited financial  statements for the year 2001. The "going concern" exception  signifies that significant questions exist about our ability to continue in business.  See "Risk Factors."

    Currently,  we are funding our  development and deployment  activities  through an equity line of credit financing,  which is not an  assured  source of funds.  The  equity  line of credit is  provided  by Cornell
Capital  Partners,  L.P. and Dutchess Private Equities Fund, L.P. (the  "providers"),  which jointly provide the facility under a single agreement.  The agreement  provides that we may draw down up to $10,000,000 over its two-year term, ending June 12, 2003, subject to the conditions for the draws being satisfied,  which can not be assured.  We issue shares of our common stock to the providers of such  facility in  connection  with such  draws.  The shares  issued are  registered  so that they can be sold to the  public  immediately  upon issuance.  We have made 17 draws on the equity  line of credit  since  August of 2001.  As of May 15,  2002, we had received  $2,681,099 in advances,  from which offering expenses of $198,511 were paid, and had issued to the  providers  4,703,237  shares of our common stock  relating to the advances.  An  additional  542,847 shares have been issued to  affiliates  of the  providers as fees for  arranging  the equity line  facility.
Currently,  4,796,763  shares are registered for sale by the providers in connection with future draws.  The shares  issued  pursuant to the equity line advances to date have been priced from $0.41 to $0.77 per share.

See "Risk Factors" and "Equity Line Financing."

    Our principal  executive office is located at 420 Lexington Avenue,  Suite 1830, New York, NY 10170, and
its telephone  number is (212)  697-2509.  Our  principal  administrative  office is at 7100 East  Belleview
Ave., Greenwood Village, CO 80111, and its telephone number is (303) 741-2045.

                                                  RISK FACTORS

    An investment in our common stock:
o       has a high degree of risk;
o       is highly speculative;
o       should only be considered by those persons or entities who can afford to lose their entire investment.

    In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating our business and an investment in our shares.  The order in which the following risk factors are presented does not indicate the relative magnitude of the risks described.

    Our continuing  losses endanger our viability and have caused our accountants to issue a "going concern"
exception in their annual audit report.

    We reported net losses of ($10,636,000),  ($5,415,000) and ($4,847,000) for the years ended December 31,
2001, 2000 and 1999,  respectively,  and a net loss of  ($1,677,000)  for the quarter ending March 31, 2002.
At March 31,  2002,  we had an  accumulated  deficit  of  ($35,737,000)  and a negative  working  capital of
($1,396,000).  Our Cymedix(R)products are still in the testing and  deployment  stage and have not generated any  significant  revenue to date. We are funding our  operations  through the sale of our  securities.  Our independent  accountants  have  included a "going  concern"  exception in their audit reports on our audited
2000 and 2001 financial  statements.  See our Form 10-K, as amended,  for the fiscal year ended December 31,
2001.

    Our need for additional  financing is acute and failure to obtain it could lead to the financial failure of our company.

    We expect to continue to experience  losses,  in the near term, until such time as our Cymedix(R)software products can be  successfully  deployed with  customers and produce  revenue.  The  continuing  development, marketing and deployment of the Cymedix software  products will depend upon our ability to obtain additional financing.  Our Cymedix(R)products are still in the testing and deployment  stage and have not generated any significant  revenue to date. We are funding our operations  through the sale of our  securities.  There can be no assurance that  additional  investments or financings will be available to us as needed to support the development  and  deployment  of Cymedix  products.  Failure to obtain such  capital on a timely basis could result in lost  business  opportunities,  the sale of the  Cymedix  business  at a  distressed  price or the financial failure of our company.  See "The Company-Recent Developments."

    We have granted a security  interest in all of our  intellectual  property assets to secure a financing, which means if we default in our  obligations  to the lender,  we may loss these  assets in the  foreclosure process.

        The  use of  secured  borrowings  increases  the  risk  of loss of the  assets  used to  secure  the borrowing.  If an event  of  default  occurs  under  the  security  agreement,  the  lender  will be able to foreclose  on the assets  used to secure the  borrowing  and sell those  assets to the  highest  bidder.  In addition,  it is generally believed that foreclosure  sales,  which are "distress sales",  will not maximize the proceeds  that are paid for the assets  being sold.  The loan we entered into is secured by the grant of a security interest in all Medix's intellectual property,  including its patent,  copyrights and trademarks.
While  Medix can cure a payment  default  by the forced  conversion  of the loan into its  common  stock,  a bankruptcy or similar  event of default will trigger the  foreclosure  provision of the security  agreement.
See "The Company-Recent Developments."

    We are a development stage company, which means our products and services have not yet proved themselves commercially viable and therefore our future is uncertain.

o       We develop  software  for  Internet-based  communications  and  information  management  for medical service providers,  through our wholly-owned subsidiary,  Cymedix Lynx Corporation.  Our Cymedix(R)
           products are still in the testing and  deployment  stage and have not generated  any  significant revenue to date. We are funding our operations  through the sale of our  securities.  Our ability to continue to sell our securities can not be assured.

o       We are still in the  process  of  gaining  experience  in  marketing  software  products,  providing software support  services,  evaluating  demand for products,  financing a software  business and dealing with government  regulation of software  products.  While we are putting  together a team of experienced  executives,  they have come from different  backgrounds and may require some time to develop an efficient  operating  structure and corporate  culture for our company.  We believe our structure of multiple  offices  serves our customers  well, but it does present an additional challenge in building our corporate culture and operating structure.

    We rely on healthcare  professionals for the quality of the information that is transmitted  through our interconnectivity  systems,  and we may not be paid for our services by  third-party  payors if that quality does not meet certain standards.

        The success of our  products and  services in  generating  revenue may be subject to the quality and completeness of the data that is generated and stored by the physician or other healthcare  professional and entered  into our  interconnectivity  systems,  including  the  failure  to input  appropriate  or  accurate
information.   Failure  or  unwillingness  by  the  healthcare  professional  to  accommodate  the  required information quality may result in the payor refusing to pay Medix for its services.

    Our market is rapidly changing and the  introduction of software  services and products into that market has been slow, which may cause us to be unable to develop a profitable market for our services and products.

o       As a  developer  of software  products,  we will be  required  to  anticipate  and adapt to evolving industry  standards and new technological  developments.  The market for our software products is characterized  by  continued  and rapid  technological  advances in both  hardware  and  software
           development,   requiring   ongoing   expenditures  for  research  and  development,   and  timely
           introduction  of new  products  and  enhancements  to existing  products.  The  establishment  of standards is largely a function of user  acceptance.  Therefore,  such  standards  are subject to change.  Our future  success,  if any,  will depend in part upon our ability to enhance  existing products,  to respond  effectively  to  technology  changes,  and to  introduce  new products and technologies  that are  functional  and meet the evolving  needs of our clients in the healthcare information systems market.

o       The  introduction of software  products in our market has been slow due to the large number of small practitioners  who are resistant to change and the costs associated with change,  particularly in a  period  of  rising  pressure  to  reduce  costs  in  the  market.  We are  currently  devoting significant  resources  toward the  development  of products.  There can be no assurance  that we will  successfully  complete the  development  of these  products in a timely fashion or that our current or future products will satisfy the needs of the healthcare  information  systems market.
           Further,  there can be no assurance  that products or  technologies  developed by others will not adversely affect our competitive  position or render our products or technologies  noncompetitive or obsolete.

    As a provider of medical  software  products and services,  we may become  liable for product  liability claims  beyond the levels of our  insurance  that could have a materially  adverse  impact on our  financial condition.

    Certain of our products  provide  applications  that relate to patient  medical  histories and treatment plans.  Any failure by our  products to provide  accurate,  secure and timely  information  could  result in product  liability claims against us by our clients or their affiliates or patients.  We maintain  insurance that we believe  currently is adequate to protect  against claims  associated  with the use of our products, but there can be no assurance that our insurance  coverage would adequately cover any claim asserted against
us.  The  limits  of that  coverage  is  $2,000,000  in the  aggregate  and  $1,000,000  per  occurrence.  A successful  claim  brought  against us in excess of our  insurance  coverage  could have a material  adverse effect on our results of  operations,  financial  condition  or  business.  Even  unsuccessful  claims could result in the expenditure of funds in litigation, as well as diversion of management time and resources.

    Our industry, the healthcare industry,  continually  experiences rapid change and uncertainty that could result in issues for our  business  planning  or  operations  that could  severely  impact on our ability to become profitable.

    The  healthcare  and medical  services  industry in the United States is in a period of rapid change and uncertainty.  Governmental  programs  have been  proposed,  and some  adopted,  from time to time, to reform various  aspects of the U.S.  healthcare  delivery  system.  Some of these  programs  contain  proposals  to increase government involvement in healthcare,  lower reimbursement rates and otherwise change the operating environment for our customers.  Particularly,  the Health Insurance  Portability and  Accountability  Act of
1996, and the regulations  that are being  promulgated  thereunder,  are causing the healthcare  industry to change its procedures and incur  substantial cost in doing so. Although we expect these  regulations to have the  beneficial  effect of spurring  adoption of our software  products we cannot predict with any certainty what impact, if any, these and future healthcare reforms might have on our business.

    We rely on  intellectual  property  rights,  such as patents,  copyrights,  trademarks  and  unprotected propriety  technology in our business  operations  and to create value in our company,  however,  protecting intellectual  property  frequently  requires  litigation and close legal monitoring and may adversely impact our ability to become profitable.

o       Our  wholly-owned  subsidiary,  Cymedix Lynx  Corporation,  has been granted  certain patent rights, trademarks and copyrights  relating to its software  business.  These patents and copyrights have
           been  assigned  by  our  subsidiary  to  the  parent  company,   Medix.  The  patent  rights  and
           intellectual  property legal issues for software  programs,  such as the Cymedix(R)products,  are complex and currently  evolving.  Since patent  applications are secret until patents are issued, in the United States, or published,  in other countries,  we cannot be sure that we are the first to file any patent  application.  In addition,  there can be no assurance that competitors,  many of which have far greater  resources  than we do, will not apply for and obtain patents that will interfere  with  our  ability  to  develop  or  market  product  ideas  that we have  originated.
           Further,  the laws of certain  foreign  countries do not provide the  protection to  intellectual property that is provided in the United States,  and may limit our ability to market our products overseas.  While we have no prospects for  marketing or  operations in foreign  countries at this time, future  opportunities for growth in foreign markets,  for that reason,  may be limited.  We cannot  give any  assurance  that the scope of the  rights  that we have been  granted  are broad enough to fully protect our Cymedix software from infringement.

o       Litigation or regulatory  proceedings may be necessary to protect our intellectual  property rights, such as the  scope of our  patent.  In  fact,  the  computer  software  industry  in  general  is characterized  by substantial  litigation.  Such  litigation and regulatory  proceedings are very expensive and could be a significant  drain on our  resources and divert  resources  from product development.  There is no  assurance  that we will have the  financial  resources  to defend  our patent rights or other intellectual  property from infringement or claims of invalidity.  We have been  notified by a party that it believes our  pharmacy  product may infringe on patents that it holds.  We have retained patent counsel who has made a preliminary  investigation  and determined that our product does not infringe on the  identified  patents.  At this time no legal action has been instituted.

o       We also rely upon unprotected  proprietary technology and no assurance can be given that others will not independently  develop  substantially  equivalent  proprietary  information and techniques or otherwise  gain access to or disclose  our  proprietary  technology  or that we can  meaningfully protect our rights in such  unpatented  proprietary  technology.  We will use our best efforts to protect such  information  and techniques,  however,  no assurance can be given that such efforts will be  successful.  The failure to protect  our  intellectual  property  could cause us to lose substantial revenues and to fail to reach its financial potential over the long term.

    Because our business is highly  competitive and there are many competitors who are financially  stronger than we are, we are at risk of being outperformed in staffing,  marketing,  product development and customer services, which could severely limit our ability to become profitable.

o         eHealth Services.  Competition can be expected to emerge from established  healthcare  information
          -----------------
           vendors  and  established  or new  Internet  related  vendors.  The most likely  competitors  are companies with a focus on clinical  information systems and enterprises with an Internet commerce or  electronic  network  focus.  Many of these  competitors  will have  access  to  substantially greater  amounts of capital  resources  than we have access to, for the  financing of  technical, manufacturing and marketing  efforts.  Frequently,  these competitors will have affiliations with major  medical  product or software  development  companies,  who may assist in the  financing of such  competitor's  product  development.  We will  seek to  raise  capital  to  develop  Cymedix products in a timely manner,  however, so long as our operations remain underfunded,  as they now are, we will be at a competitive disadvantage.

o       Software  Development  Personnel.  The  success  of the  development  of  our  Cymedix  software  is
        ---------------------------------
           dependent to a  significant  degree on our key  management  and technical  personnel.  We believe that our  success  will also  depend upon our  ability to  attract,  motivate  and retain  highly
           skilled,   managerial,   sales  and  marketing,  and  technical  personnel,   including  software
           programmers  and  systems  architects  skilled in the  computer  languages  in which our  Cymedix products  operate.  Competition  for such  personnel  in the software  and  information  services industries is intense.  The loss of key personnel,  or the inability to hire or retain  qualified personnel,  could  have a  material  adverse  effect  on our  results  of  operations,  financial condition or business.

    We have relied on the private  placement  exemption to raise substantial  amounts of capital,  and could suffer substantial losses if that exemption was determined not to have been properly relied upon.

    We have raised  substantial  amounts of capital in private  placements from time to time. The securities offered in such private  placements  were not  registered  with the SEC or any state agency in reliance upon exemptions from such  registration  requirements.  Such exemptions are highly  technical in nature and if we inadvertently  failed to comply with the requirements of any of such exemptive  provisions,  investors would have the right to rescind  their  purchase of our  securities or sue for damages.  If one or more  investors were to successfully  seek such rescission or institute such suit, Medix could face severe financial demands that could material and adversely affect our financial position.

    The impact of shares of our common stock that may become  available for sale in the future may result in the market price of our stock being depressed.

    As of May  15,  2002,  we had  [62,923,624]  shares  of  common  stock  outstanding.  As of  that  date, approximately  [27,842,337] shares were issuable upon the exercise of outstanding options, warrants or other rights,  and the  conversion  of preferred  stock.  Most of these shares will be  immediately  saleable upon exercise or conversion  under  registration  statements  we have filed with the SEC. The exercise  prices of options,  warrants or other rights to acquire common stock presently  outstanding range from $0.19 per share to $4.97 per share. During the respective terms of the outstanding  options,  warrants,  preferred stock and other outstanding derivative securities,  the holders are given the opportunity to profit from a rise in the market price of the common stock,  and the exercise of any options,  warrants or other rights may dilute the book value per share of the common stock and put  downward  pressure on the price of the common  stock.  The existence of the options,  conversion rights, or any outstanding  warrants may adversely affect the terms on which we may obtain  additional  equity  financing.  Moreover,  the holders of such securities are likely to exercise  their rights to acquire  common stock at a time when we would  otherwise be able to obtain capital on terms more favorable than could be obtained  through the exercise or conversion of such  securities.  See also the impact of our equity line of credit financing discussed in the following paragraphs.

    Because  of  dilution  to our  common  stock  outstanding  from our  equity  line of  credit  and  other financings, the market price of our stock may be depressed.

o       In connection with our equity line of credit  financing,  we have registered  9,500,000  shares with the SEC for sale by the providers of the financing,  of which 4,796,763  shares remain  available for issuance as of May 15, 2002. See "Equity Line Financing."

o       The shares are  issued to the equity  line  providers  at a floating  price  based on a discount  to market  price of the common  stock.  As a result,  the lower the stock price  around the time the equity line is drawn on, the more common shares the holder gets.

o       To the extent that the equity line providers sells our common stock,  the market price of the common stock may decrease due to the  additional  shares in the market.  This could allow the  providers to receive a greater  amount of the stock in future draws on our equity line of credit,  the sale of which could further depress the stock price.

o       The  significant  downward  pressure on the price of our common  stock as the equity line  providers receive  common  stock in  connection  with  draws on our  equity  line of  credit  and then sell material  amounts of the stock,  could encourage short sales,  which could place further downward pressure on the price of  our common stock.

o       The  issuance  of the  common  stock in  connection  with our  equity  line of credit  may result in substantial dilution to the common stock holdings of other holders of our common stock.

o       Any agreement to sell, or convert debt or equity  securities into, common stock at a future date and at a price based on the then  current  market  price will provide an incentive to the investor or third  parties to sell the common  stock short to decrease  the price and  increase the number of shares they may receive in a future  purchase,  whether  directly from us or in the market.  Both our equity line of credit and our outstanding  $1,000,000  convertible promissory note are priced at a discount to the market  price at the time of a future draw or  conversion.  See "The Company
           - Recent Developments."
o
Because of market  volatility  in our stock  price,  investors  may find that they have a loss  position  if emergency sales become necessary.

    Historically,  our common stock has experienced significant price fluctuations.  This has been caused by one or more of the following factors:

o       unfavorable announcements or press releases relating to the technology sector;
o       regulatory,  legislative  or other  developments  affecting  our company or the health care industry generally;
o       conversion of our preferred stock and convertible  debt into common stock at conversion  rates based on current  market prices or below of our common stock and exercise of options and warrants at below current market prices;
o       sales by those  financing  our company  through an equity line of credit or  convertible  securities which have been  registered  with the SEC and may be sold into the public  market  immediately upon receipt; and
o       market  conditions  specific to  technology  and internet  companies,  the health care  industry and general market conditions.

    In  addition,  in  recent  years  the  stock  market  has  experienced   significant  price  and  volume
fluctuations.  These  fluctuations,  which are often  unrelated  to the  operating  performance  of specific companies,  have had a  substantial  effect on the market  price for many  health  care  related  technology companies.  Factors  such as those  cited  above,  as well as other  factors  that may be  unrelated  to our operating performance  may adversely affect the price of our common stock.

The application of the "penny stock" rules to our common stock may depress the market for our stock.

    Trading of our common  stock may be subject to the penny stock rules under the  Securities  Exchange Act of 1934, as amended,  unless an exemption  from such rules is available.  Broker-dealers  making a market in our common stock will be required to provide  disclosure to their customers  regarding the risks  associated with our common stock,  the suitability for the customer of an investment in our common stock, the duties of the  broker-dealer  to the customer and information  regarding bid and ask prices for our common stock,  and the amount and  description  of any  compensation  the  broker-dealer  would  receive in  connection  with a transaction in our common stock.  The  application of these rules may result in fewer market makers making a market of our common stock and further restrict the liquidity of our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

    We have not had  earnings,  but if  earnings  were  available,  it is our  general  policy to retain any earnings for use in our operation.  Therefore,  we do not anticipate paying any cash dividends on our common stock in the  foreseeable  future.  Any payment of cash  dividends on our common stock in the future will be dependent upon our financial  condition,  results of operations,  current and anticipated cash requirements, plans for  expansion,  as well as other factors that the Board of Directors  deems  relevant.  We anticipate that our future financing  agreements will prohibit the payment of common stock dividends  without the prior written consent of those providers.

                                         FORWARD-LOOKING STATEMENTS

    This   Prospectus  and  the  documents   incorporated   by  reference  into  this   Prospectus   contain
forward-looking  statements,  which  mean that they  relate  to  events  or  transactions  that have not yet occurred,  our expectations or estimates for Medix's future  operations,  our growth  strategies or business plans  or  other  facts  that  have  not yet  occurred.  Such  statements  can be  identified  by the use of forward-looking  terminology such as "might," "may," "will," "could,"  "expect,"  "anticipate,"  "estimate,"
"likely,"  "believe,"  or  "continue"  or the negative  thereof or other  variations  thereon or  comparable terminology.  The following risk factors contain  discussions of important factors that should be considered by  prospective  investors  for  their  potential  impact on  forward-looking  statements  included  in this
Prospectus and in the documents  incorporated by reference into this  Prospectus.  These important  factors, among others,  may cause actual results to differ  materially  and adversely  from the results  expressed or implied by the forward-looking statements.

                                                  THE COMPANY

General

    Medix Resources,  Inc., a Colorado corporation,  sold its supplemental staffing business, which operated under the tradenames  "National Care Resources" and  "TherAmerica" on February 19, 2000, and now principally develops  software  for  Internet-based  communications  and  information  management  for  medical  service providers, through its wholly-owned subsidiary, Cymedix Lynx Corporation.

    We  acquired  the  Cymedix   business  in  January  of  1998.   Cymedix  has  developed   Internet-based
communications  and information  management  product,  which we began marketing to medical  professionals in select markets nationwide.  Growth of the medical information  management marketplace is being driven by the need to share significant amounts of clinical and patient  information between physicians,  their outpatient service providers,  hospitals,  insurance  companies and managed care  organizations.  This market is one of the fastest-growing  sectors in healthcare today,  commanding a projected  two-thirds of health care capital investments.  The Cymedix(R)software  contains  patented elements that can be used to develop secure medical communications  products that make use of the Internet.  Using the Cymedix software,  medical  professionals can order, prescribe and access medical information from participating  insurance companies and managed care organizations,  as well  as from  any  participating  outpatient  service  provider,  such as a  laboratory, radiology  center,  pharmacy or hospital.  We will provide the software at minimal charges to physicians and clinics,  and will collect user fees whenever these  products are used to provide  services on the Internet.
The products'  relational  database  technology will provide physicians with a permanent,  ongoing record of each patient's name,  address,  insurance or managed care  affiliation,  referral  status,  medical history, personalized  notes and an audit trail of past encounters.  Physicians will be able to electronically  order medical  procedures,  receive and store test results,  check patient  eligibility,  make medical  referrals, request  authorizations,  and report  financial and encounter  information in a  cost-effective,  secure and timely manner.

     Our principal executive office is located at The Graybar Building, 420 Lexington Ave., Suite 1830
New York, NY 10170, and its telephone number is (212) 697-2509.  Our principal  administrative  office is at
7100 East Belleview Ave.,  Greenwood Village, CO 80111, and its telephone number is (303) 741-2045.  We also have offices in California and Georgia.

Recent Developments

    The  introduction  of our next  generation  of  proprietary,  point-of-care  products,  Cymedix(R)III,  is proceeding  with our six active  sponsors.  Our improved  suite of software  products is based upon a robust and device-neutral  architecture that leverages proven workstation,  handheld and wireless  technologies and is being installed and tested for Pharmacy,  Laboratory and PlanConnect  services.  We continue to be in the development and testing phase with each of our active contracts,  and therefore receive no revenue.  Revenue will begin when we reach certain  milestones  under each contract and we enter the  production  phase of the contract.  The marketing and  development of our Cymedix suite of software  products is our sole business at this time, and a substantial  portion of our net operating loss is due to such efforts.  We are funding such expenses as well as our administrative  expenses through the sale of our securities.  We have no significant debt financing available to us.

    During 2001, our Automated Design Concepts Division (ADC) ceased  operations in connection  with our cost  reduction  program,  which had been brought on by our inability to raise budgeted capital.  It was  determined  that  the  business  of the  subsidiary  was  not  part of our  core  business operations  and  therefore  did not  justify  our  continued  financial  support.  In  connection  with  the termination  of our  subsidiaries  operations we took a write-off of goodwill in the amount of $443,000.  We also determined that our license of proprietary  software from Zirmed.com had no value to us and had no more than a nominal  market value.  As a result,  we wrote-off the  unamortized  value of the related  intangible asset,  which was  $668,000.  We had  acquired ADC in early 2000 from an officer and director of the Company for cash and stock valued at $474,000.  He resigned his positions with us on March 2, 2001.

    During 2001, net cash used in operating  activities was  approximately  $5,397,000.  During the year, we raised  approximately  $5,205,000  from the  exercise of options and  warrants,  and the  issuance of common stock,  net of  offering  expenses,  and  debt.  Since  December  31,  2001 to May 10,  2002,  we have  used approximately $2,086,000 in our operating activities,  and raised approximately $3,473,000 from the exercise of options and  warrants,  and the  issuance of common stock and  warrants,  net of offering  expenses,  and
debt.  We  have  been  delinquent,   from  time  to  time,  in  the  payment  of  our  current  obligations,
including   payments  of  withholding   and  other  tax   obligations.   We  continue  in  discussions   and
negotiations with  institutional  sources regarding debt and equity financings to fund our operations and to permit us to remove the "going concern"  qualification  in our auditor's report in connection with the audit
of  our  annual  financial   statements.   There  can  be  no  assurance  that  additional   investments  or
financings  will be  available  to us as needed.  Failure to obtain  such  capital on a timely  basis  could result in lost  business  opportunities,  the sale of the  Cymedix  business  at a  distressed  price or our financial failure.

     We executed an Amended and Restated Common Stock Purchase Warrant with Wellpoint  Pharmacy  Management, dated  February  18, 2002,  to  restructure  our  obligations  to issue  warrants to  Wellpoint.  Under that
Warrant,  we are obligated to issue up to 7,000,000  shares of our common stock at exercise  prices of $0.30 per share for 3,000,000,  $0.50 per share for 3,000,000 shares and $1.75 per share for 1,000,000  shares, if various  performance  related  vesting  requirements  are satisfied by Wellpoint.  Currently,  Wellpoint has satisfied  certain of these  requirements  giving  Wellpoint the right to purchase  1,850,000  shares of our common  stock at $0.30 per share have been earned by  Wellpoint.  Wellpoint's  rights to purchase our shares under the Warrant expire on September 8, 2004. The Warrant grants to Wellpoint certain  registration  rights to require us to register  with the SEC the shares  issued to  Wellpoint  for resale to the  public.  In the
Warrant,  Wellpoint  has agreed to restrict  sales to the public of these shares during the first year after they have  been  issued to  200,000  shares  per month and  100,000  shares in any five  trading  days.  The
Warrant  contains  anti-dilution  provisions  providing  that the number of shares that may be  purchased by
Wellpoint under the Warrant my be adjusted  in certain circumstances.

        We entered into a secured  convertible  loan  agreement  with  WellPoint,  dated  February 19, 2002, pursuant to which we borrowed  $1,000,000  from WellPoint  Health  Networks Inc. The loan becomes payable on
February 19, 2003, if not  converted  into our common  stock.  The loan earns annual  interest at a floating rate of 300 basis points over prime, as it is adjusted from time to time,  which is also payable at maturity and may be converted into common stock.  Conversion  into common stock is at the option of either  WellPoint or Medix at a contingent  conversion  price.  The conversion  price will be either (i) at the price at which additional shares are sold to other private placement  investors if Medix obtains written commitments for at least an additional  $4,000,000  of equity by the close of business on September 30, 2002,  from persons not affiliates of  WellPoint,  and if such sales are closed by the maturity date of the loan, or (ii) at a price equal to 80% of the  then-current  Fair  Market  Value  (as  defined  below)  if Medix is unable to obtain a written  commitment for the additional  equity  investment by the close of business on September 30, 2002 or close the sales by the maturity  date.  For this purpose,  "Fair Market Value" shall be the average  closing price  of  Medix  common  stock  for the  twenty  trading  days  ending  on the day  prior to the day of the conversion.  The loan is secured by the grant of a security interest in all Medix's  intellectual  property, including  its patent,  copyrights  and  trademarks.  While Medix can cure a default in the repayment of the loan at the fixed  maturity  date by the  forced  conversion  of the loan  into its  common  stock,  a cross default,  breach of representation or warranty,  and bankruptcy or similar event of default will trigger the foreclosure provision of the security agreement.

        On May 15, 2002, we completed a private  placement of our securities for  $1,381,000.  In connection therewith,  we are issuing  3,452,500  shares of common  stock and  warrants  to purchase a equal  number of shares of common stock at the exercise price of $0.50 per share.

                                           EQUITY LINE FINANCING

Agreement

    We have entered into an Equity Line of Credit Agreement with Cornell Capital Partners, L.P.
("Cornell"),  and Dutchess  Private Equities Fund, L.P.  ("Dutchess"),  dated as of June 12, 2001. Under the agreement,  the two providers  have committed to advance to us funds in an amount of up to  $10,000,000,  as requested  by us, over a 24-month  period in return for common stock  issued by us to the  providers.  As of
May 15, 2002, we had received  $2,681,099 in advances,  from which offering  expenses of $198,511 were paid, under the financing,  and had issued to the providers  4,703,237  shares of our common stock relating to the advances  and an  additional  542,847  shares to their  affiliates  as fees for  arranging  the equity  line facility.  The shares  issued  pursuant to the equity  line  advances to date have been priced from $0.41 to
$0.77 per share.

    The  amount  that may be  advanced  at any time under the  equity  line is  limited  as  follows  (which conditions may be waived by the providers):

o       There must be thirteen stock market trading days between any two of our requests for advances.
o       We can only  request an  advance  if the volume  weighted  average  price of the  common  stock,  as reported  by  Bloomberg  L.P.  for the day before our  request,  is equal to or greater  than the volume  weighted  average  price as reported by Bloomberg  L.P. for the 22 trading days before we make a request.
o       We will not be able to receive an advance amount that is greater than 175% of the average daily  volume  of our  common  stock  over  the 40  trading  days  prior to our  advance  request multiplied by the purchase price (calculated as provided in the next sentence).

    The  purchase  price of our common stock issued in each advance will be equal to 91% of the three lowest daily volume weighted average prices during the 22 trading days before we make a request for an advance.

Registration Rights

    We have agreed to maintain an effective  registration statement for the sale of the shares issued to the providers  of our  equity  line  financing,  as  described  above.  If,  at any time,  the  number of shares available under a registration  statement is  insufficient to cover all securities  issued to the providers, we have agreed to use our best efforts to cause an amendment or new registration  statement containing those shares to be declared  effective.  Our agreement  with the providers of our equity line  financing  contains mutual  indemnities  against loses, costs and expenses arising out of the violation of by the other party of state and Federal securities laws.  Insofar as  indemnification  for liabilities under the Securities Act of
1933, as amended,  may be permitted under such  agreement,  we have been informed that in the opinion of the
U.S. Securities and Exchange  Commission,  such indemnification is against public policy as expressed in the
Securities Act and is therefore  unenforceable.  Our agreements as to registration  rights are only with the providers of our equity line  financing and we have no  obligations  to assist or indemnify any other holder of the shares sold by them or to any underwriter designated by such holders.

    Currently,  4,796,763  shares are registered for sale by the providers in connection  with future draws.
If  additional  shares are to be issued  under the equity line of credit,  they would have to be  registered with the SEC and listed on the AMEX.  Listing of  additional  shares on the AMEX would require a vote of our shareholders  under  the AMEX  rules the limit  the  number  of  shares  that can be issued in below  market transactions.

Compensation

    We are  selling  our shares to the  providers  of our equity line  financing  at a 9% discount  from the market price as described above.  Yorkville  Advisors's  Management,  LLC, an affiliate of Cornell, has been and will be paid by us 2.31% of each  amount  advanced  to us under  the  equity  line  financing.  Dutchess
Advisors  Limited,  an affiliate of Dutchess,  has been and will be paid by us 4.69% of each amount advanced to us under the equity line  financing.  Through May 15, 2002, we have paid an aggregate of $175,511 in such fees.  Furthermore,  for their assistance in arranging our equity line facility, we have issued to Yorkville
Advisors and Dutchess Advisors 179,140 shares and 363,707 shares,  respectively,  of our common stock, which was also registered for sale under the above-described  registration statement. In addition,  through May 15,
2002,  we have paid $15,000,  in the  aggregate,  to counsels to Cornell and  Dutchess,  and paid $8,000 for escrow fees and other expenses in connection with this transaction.

    Potential Dilution

    We have made 17 draws under the equity line since August 15, 2001,  received  $2,681,099 in advances and issued  4,703,237  shares of common  stock to the equity line  providers.  The issue price of that stock has been between  $0.41 and $0.77 during a period when the market prices on the draw dates has ranged from $0.52 to $0.94.

    The  following  table is  intended  to  indicate  the future  impact of our equity line on the number of shares of our common stock outstanding,  assuming the draw down of all the remaining  availability under the equity line, all at one time, for  hypothetical  variations in the price of our common stock. The numbers in the table are  hypothetical  and it is highly  unlikely  that we will draw down all of the amount  available under the equity  line at one time.  As of May 15, 2002,  the closing  price of our common  stock on the AMEX was $0.53 per share, and the number of shares of our common stock outstanding was 62,923,624 shares.

    Under our equity  line of credit,  the  purchase  price of our common  stock  issued to the equity  line providers is  contractually  set at 91% of the average of the three lowest  daily  volume  weighted  average prices  ("VWAPs")  during the 22 trading  days before a draw is made.  On May 10,  2002,  the average of the three  lowest  VWAPs for the prior  22-trading  day  period was  $0.385.  On that  date,  we had  $7,318,901 available to be drawn down under the equity  line.  In the  following  table we present the number of shares that could be issued, and the issue price thereof, in six different hypothetical situations,  if the average of the three  lowest  VWAPs for the pricing of the shares to be issued in an equity line draw down were 25%,
50% and 75% above and below that average on May 10, 2002

 Assumed average     Price to equity      Number of shares that      Shares shown in the
 of three lowest           line            could be issued if         prior column are
      VWAPs             providers        remaining availability       percentage of the
                                         was drawn at the price       assumed resulting
                                           in the prior column       outstanding shares

     $0.0963             $0.0875               83,644,583                  58.45%

     $0.1925             $0.1752               41,780,511                  41.26%

     $0.2888             $0.2628               27,853,674                  31.90%

     $0.4813             $0.4379               16,712,204                  21.94%

     $0.5775             $0.5226               14,006,059                  19.06%

     $0.6738             $0.6131               11,937,284                  16.72%

                                                USE OF PROCEEDS

    The net proceeds  from the sale of shares will be received by the selling  shareholders.  Medix will not receive any of the proceeds  from any sale of the shares by the selling  shareholders.  However,  Medix will receive  the  proceeds  from the  exercise  of  warrants  and  options  to  purchase  the  shares to be sold hereunder.  If all related  warrants and options are  exercised,  Medix would receive  proceeds of $234,625.
However,  rights to exchange the equity value of some warrants and options in the exercise of other warrants and options could reduce the amount received in cash upon the exercise the warrants and options  referred to in this Prospectus.  Any such proceeds will be used as working capital.

                                            SELLING SHAREHOLDERS

    The table below sets forth  information  as of May 15, 2002,  with respect to the selling  shareholders, including  names,  holdings  of shares of common  stock prior to the  offering of the shares,  the number of shares being offered for each account,  and the number and  percentage of shares of common stock to be owned by the  selling  shareholders  immediately  following  the sale of the shares,  assuming  all of the offered shares are sold.  We have been  informed  that the  voting and  investment  control of Nais  Corporation  is exercised by its sole shareholder,  Mrs. Pauline Winter,  and its board of directors,  Mrs. Winter, Mr. Eric
Ehrenhaus, Dr. Michael Ehrenhaus and Ms. Fawn Spirgel.

                                       Shares of
                                      Common Stock
                                      Beneficially    Shares of   Shares of Common Stock to
                                       Owned Before  Common Stock    be Beneficially Owned
           Name                        the Offering  Being Offered     After the Offering
                                      ------------  -------------         ------------
                                                                     Number      Percentage
                                                                     ------      ----------
  Michael I. Ruxin                      243,750        243,750          0            0
  Nais Corporation                      250,000        90,000        160,000         *
  Lyle B. Stewart                       200,000        75,000        125,000         *
  Fritz & Miller, P.C.                   15,035          9,568        5,467          *
  Shapiro Forman Allen & Miller LLP      30,800        19,600        11,200          *
  Guli R. Rajani                         30,555        19,444        11,111          *
  Nicole S. Rajani                       30,555        19,444        11,111          *
  Ajay G. Rajani                         30,555        19,444        11,111          *
                                         ------        ------
      Total                             831,250        496,250
    ---------
*less than 1%

Relationship Between Medix and the Selling Shareholders

    The selling  shareholders  have or will  acquire  the shares of common  stock  indicated  above upon the exercise of warrants or options  issued for services  rendered or in settlement of  litigation.  None of the persons  listed  above are  affiliates  or  controlled  by  affiliates  of the  Company.  We have a separate contractual obligation to file this registration with certain of the selling shareholders.

    All of the other selling shareholders,  other than Mr. Stewart, received their shares as a result of the settlement of three litigations with us, Michael I. Ruxin v. Cymedix Lynx Corporation, and Medix Resources,
                                         -------------------------------------------------------------------
Inc.,  Guli R. Rajani v. Medix  Resources,  Inc.,  and  Yecheskel  Munk and the Nais  Corporation  v. Medix
----   ----------------------------------------         ----------------------------------------------------
Resources,  Inc.  f/k/a  International  Nursing  Services,  Inc.  They were all  discussed  in our 2000 Form
---------------------------------------------------------------
10-KSB.  In the first two cases the settlement  involved issuing warrants to the plaintiffs  giving them the right to purchase  243,750 and 137,500  shares,  respectively,  of our common stock at the exercise price of
$0.50 per share.  In the third  litigation,  the plaintiff Nais  Corporation was issued 90,000 shares of our common  stock in the  negotiated  settlement  of the  matter.  In each  settlement  the case  against us was dismissed  with  prejudice.  Mr. Rajani has directed a portion of the warrants he received in the settlement to his wife and son and to the counsel who  represented  him in his  litigation  against us.  50,000  shares covered by Mr. Rajani's  settlement warrants were registered in an earlier  registration  statement declared effective by the SEC.

    Mr. Stewart, our outside legal counsel, has received a compensatory grant of options under our 1999
Stock Option Plan covering the shares registered in his name.  They are exercisable at $0.92 per share.

                                         DESCRIPTION OF SECURITIES

    Our authorized  capital  consists of 100,000,000  shares of common stock, par value $.001 per share, and
2,500,000  shares of preferred stock. As of May 15, 2002, we had outstanding  [62,923,624]  shares of common stock, 1 share of 1996 Preferred  Stock,  50 shares of 1999 Series B Preferred  Stock and 100 shares of 1999
Series C  Preferred  Stock.  As of such  date,  our  common  stock was held of record by  approximately  400 persons and beneficially owned by approximately 9,000 persons.

Common Stock

    Each share of common stock is entitled to one vote at all  meetings of  shareholders.  Shareholders  are not permitted to cumulate  votes in the election of directors.  Currently,  the Board of Directors  consists of six  directors,  who serve for staggered  terms of three years,  with at least two  directors  elected at every  annual  meeting.  All  shares of common  stock are equal to each other  with  respect to  liquidation rights and dividend  rights.  There are no preemptive  rights to purchase any  additional  common stock.  In the event of liquidation,  dissolution or winding up of Medix,  holders of the common stock will be entitled to receive on a pro rata basis all assets of Medix  remaining  after  satisfaction  of all  liabilities  and preferences of the outstanding  preferred  stock.  The outstanding  shares of common stock and the shares of common stock issuable upon  conversion or exercise of derivative  securities are or will be, as the case may be, duly and validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

    We have retained  Computershare  Trust Company,  Inc., 350 Indiana Street,  Suite 800, Golden,  Colorado
80401, as Transfer Agent and Registrar, for the our common stock, at telephone number (303) 262-0600.

                                            PLAN OF DISTRIBUTION

    The selling shareholders and any of their pledgees,  donees, assignees and  successors-in-interest  may, from time to time, sell any or all of their shares of Common Stock on any stock exchange,  market or trading facility  on which the shares are  traded.  These sales may be at fixed or  negotiated  prices.  The selling shareholders may use any one or more of the following methods when selling shares:

o       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o       block  trades in which the  broker-dealer  will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o       purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o       an exchange distribution in accordance with the rules of the applicable exchange;

o        privately negotiated transactions;

o       short sales;

o       broker-dealers may agree with the selling  shareholders to sell a specified number of such shares at a stipulated price per share;

o       a combination of any such methods of sale; and

o       any other method permitted pursuant to applicable law.

    The selling  shareholders  may also sell shares under Rule 144 under the  Securities  Act, if available, rather than under this prospectus.

    The  selling  shareholders  may also engage in short  sales  against  the box,  puts and calls and other transactions  in  securities of the Company or  derivatives  of Company  securities  and may sell or deliver shares in connection with these trades.  The selling  shareholders  may pledge their shares to their brokers under the margin provisions of customer agreements.  If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling  shareholders have advised the
Company  that  they  have  not  entered  into  any  agreements,  understandings  or  arrangements  with  any underwriters  or  broker-dealers  regarding  the sale of their shares other than ordinary  course  brokerage arrangements,  nor is there an underwriter  or  coordinating  broker acting in connection  with the proposed sale of shares by the selling shareholders.

    Broker-dealers  engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers  may receive  commissions or discounts from the selling  shareholders  (or, if any broker-dealer  acts as agent for the purchaser of shares,  from the  purchaser) in amounts to be negotiated.
The selling  shareholders  do not expect these  commissions and discounts to exceed what is customary in the types of transactions involved.

    Selling  shareholders  and any  broker-dealers  or agents that are involved in selling the shares may be deemed to be "underwriters"  within the meaning of the Securities Act in connection with such sales. In such event, any commissions  received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    The  Company is  required  to pay all fees and  expenses  incident  to the  registration  of the shares, including  fees and  disbursements  of  counsel  to  certain of the  selling  shareholders.  Otherwise,  all discounts,  commissions or fees incurred in connection with the sale of the common stock offered hereby will be paid by the selling  shareholders.  The  Company has agreed to  indemnify  certain  selling  shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

    Upon the Company being notified by a selling shareholder that any material  arrangement has been entered into  with a  broker-dealer  for the sale of  shares  through  a block  trade,  special  offering,  exchange distribution or secondary  distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed,  if required,  pursuant to Rule 424(b) under the Securities  Act,  disclosing (i) the name of each  such  selling  shareholder  and of the  participating  broker-dealer(s),  (ii) the  number  of  shares involved,  (iii) the price at which such  shares  were  sold,  (iv) the  commissions  paid or  discounts  or concessions  allowed to such  broker-dealer(s),  where applicable,  (v) that such  broker-dealer(s)  did not conduct  any  investigation  to  verify  the  information  set  out or  incorporated  by  reference  in this prospectus, and (vi) other facts material to the transaction.

    In order to comply with the securities  laws of certain states,  if applicable,  the shares will be sold in such  jurisdictions,  if required,  only through registered or licensed brokers or dealers.  In addition, in certain  states the shares may not be sold unless the shares have been  registered  or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

    The Company has advised the selling shareholders that the  anti-manipulative  provisions of Regulation M promulgated under the Exchange Act may apply to their sales of the shares offered hereby.

                                 INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Article 109 of the Colorado  Business  Corporation  Act generally  provides that Medix may indemnify its directors,  officers,  employees and agents against  liabilities in any action,  suit or proceeding  whether civil, criminal,  administrative or investigative and whether formal or informal (a "Proceeding"), by reason of being or having been a director, officer, employee,  fiduciary or agent of Medix, if such person acted in good faith and reasonably believed that his conduct, in his official capacity,  was in the best interests of
Medix (or, with respect to employee  benefit  plans,  was in the best interests of the  participants  of the plan),  and in all other cases that his conduct was at least not opposed to Medix's best  interests.  In the case of a criminal proceeding,  the director,  officer,  employee or agent must have had no reasonable cause to believe that his conduct was unlawful.  Under Colorado Law, Medix may not indemnify a director,  officer, employee or agent in  connection  with a proceeding  by or in the right of Medix if the director is adjudged liable to Medix,  or in a proceeding in which the directors,  officer  employee or agent is adjudged  liable for an improper personal benefit.

    Our Articles of  Incorporation  provide that we shall indemnify its directors,  and officers,  employees and  agents  to the  extent  and in the  manner  permitted  by the  provisions  of the laws of the  State of
Colorado,  as  amended  from time to time,  subject  to any  permissible  expansion  or  limitation  of such indemnification, as may be set forth in any shareholders' or directors' resolution or by contract.

    Insofar  as  indemnification  for  liabilities  under  the  Securities  Act of  1933,  as  amended  (the
"Securities  Act"),  may be permitted to directors,  officers or persons  controlling  Medix pursuant to the foregoing  provisions,  Medix has been informed that in the opinion of the Commission,  such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                           AVAILABLE INFORMATION

    We are a reporting company and file our annual,  quarterly and current reports, proxy material and other information with the SEC. Reports,  proxy statements and other  information  concerning Medix filed with the
Commission  may be inspected at the Public  Reference Room  maintained by the Commission at its office,  450
Fifth  Street,  N.W.,  Washington,  D.C.  20549.  Copies of such  material  can be obtained  from the Public
Reference Room of the Commission at 450 Fifth Street,  N.W.,  Washington,  D.C. 20549, at prescribed  rates.
The public may obtain information about the Public reference room in Washington,  D.C. by calling the SEC at
1-800-SEC-0330.  Our SEC filings are also available at the SEC's Website at "http://www.sec.gov".

    We have filed a registration  statement under the Securities Act, with respect to the securities offered pursuant to this  Prospectus.  This  Prospectus  does not contain  all of the  information  set forth in the registration  statement,  certain parts of which are omitted in accordance with the rules and regulations of the Commission.  For further information,  reference is made to the registration  statement and the exhibits filed as a part thereof, which may be found at the locations and Website referred to above.

                             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The SEC allows us to "incorporate by reference"  information that we file with them, which means that we can  disclose  important  information  to you by  referring  you to the  documents  filed  with the SEC that contains  that  information.  The  information  incorporated  by  reference  is an  important  part  of this
Prospectus,  and it is  important  that you review it before  making  your  investment  decision.  We hereby incorporate by reference the documents listed below:

(a)     a copy of our Annual  Report on Form 10-K for the fiscal year ended  December 31,  2001, as amended, and as filed with the SEC on May 24, 2002;

(b)     a copy of our  Quarterly  Report on Form 10-Q for the fiscal  quarter ended March 31, 2002, as filed with the SEC on May 15, 2002;

    (c) copies of the our Forms 8-K,  filed  with the SEC on  January  18,  March 4, and March 25, April
        12, 2002, and May 24, 2002.

    We are delivering  with this  Prospectus a copies of the Form 10-K and Form 10-Q referred to above.  Any statement  contained  in a  document  incorporated  or  deemed  to be  incorporated  by  reference  in  this
Prospectus,  or made herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement  contained  herein or in any  subsequently  filed document,  which also is or is deemed to be incorporated  by reference  herein,  modifies or supersedes  such  statement.  Any statement so modified or superseded  shall not be deemed,  except as so modified or  superceded,  to constitute a part of this Prospectus.

    All other  documents  filed by the  Company  pursuant  to  Sections  13(a),  13(c),  14 and 15(d) of the
Securities  Exchange Act of 1934,  as amended,  subsequent to the date of this  Prospectus  and prior to the termination of the Offering  pursuant to this Prospectus shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents.

    We will provide  without charge to each person,  including any beneficial  owner, to whom a copy of this
Prospectus  is  delivered,  upon oral or  written  request of any such  person,  a copy of any or all of the documents incorporated herein by reference,  other than the exhibits to such documents (unless such exhibits are  specifically  incorporated  by  reference  into the  information  that this  Prospectus  incorporates).
Requests  should be directed to Investor  Relations  Department,  Medix  Resources,  Inc., 7100 E. Belleview
Avenue, Suite 301, Greenwood Village, Colorado 80111, telephone (303) 741-2045.

                                               LEGAL MATTERS

    The validity of the shares offered hereby is being passed upon for us by Lyle B.  Stewart,  P.C. Lyle B.
Stewart,  P.C. has been granted options to purchase 25,000 shares of Medix common stock at an exercise price of $0.26 per share, and Mr. Stewart,  individually,  has been granted options to purchase 100,000 and 75,000 shares of Medix common stock at exercise prices of $3.38 and $0.92 per share, respectively.

                                                  EXPERTS

    The consolidated  financial statements of Medix as of December 31, 2001, and for each of the three years in the period ended  December 31,  2001  appearing in our 2001 Form 10-K have been audited by Ehrhardt Keefe
Steiner & Hottman P.C.,  independent  auditors,  as stated in their report appearing therein,  and have been incorporated  herein by  reference  in reliance  upon the report of such firm given upon their  authority as experts in accounting and auditing.

                                                  PART II

                            INFORMATION NOT REQUIRED IN PROSPECTUS

    Item 14.  Other Expenses of Issuance and Distribution.

    The following is a list of the estimated  expenses to be incurred by the  Registrant in connection  with the issuance and distribution of the Shares being registered hereby.

          SEC Registration Fee..............  .....$242

          Blue Sky Filing Fees and Expenses...........0*

          Accountants' Fees and Expenses..........1,000*

          Legal Fees and Expenses................35,000*

          Miscellaneous......................         0*
                                              ----------

          TOTAL.................................$36,242*

    *  Estimated, subject to change.

               The Company will bear all of the above expenses of the registration of the Shares.

        Item 15.  Indemnification of Directors and Officers.

               See "INDEMNIFICATION OF OFFICERS AND DIRECTORS" in the Prospectus.

        Item 16.  Exhibits.

Exhibit
Number         Description
-------        -----------

5.1                   Opinion of Lyle B. Stewart, Esq.*

10.1                  Participation    Agreement,    dated   as   of   April   2,   2001,   between   Medix   and   Kaiser
                      Foundation  Health Plan of Georgia,  Inc.  (Portions of this Exhibit have been omitted pursuant  to a  request  for  confidential  treatment  filed  with the  Office  of the
                      Secretary of the SEC)*

10.2                  Agreement,  dated as of October 18, 2001, between Medix and Merck-Medco Managed
                      Care,  L.L.C.  (Portions of this  Exhibit have been omitted  pursuant to a request for
                      confidential   treatment   filed   with   the   Office   of  the   Secretary   of  the
                      SEC)*

10.3                  Vendor    Services    Agreement,    dated   as   of    September    28,    2001,    between    Medix
                      and Express  Scripts,  Inc.  (Portions of this Exhibit have been omitted pursuant to a request  for  confidential  treatment  filed with the Office of the  Secretary  of the
                      SEC)*

10.4                  Binding  Letter of  Intent  for Pilot  and  Production  Programs,  dated
                      September 8, 1999,  between Medix,  Cymedix and  Professional  Claims  Services,  Inc.
                      (d/b/a  WellPoint  Pharmacy  Management)  (Portions  of this Exhibit have been omitted pursuant  to a  request  for  confidential  treatment  filed  with the  Office  of the
                      Secretary of the SEC)*

10.5                  Pilot  Agreement,   dated  as  of  December  28,  1999,   between  Cymedix  and
                      Professional  Claims Services,  Inc. (d/b/a WellPoint Pharmacy  Management)  (Portions
                      of this  Exhibit have been omitted  pursuant to a request for  confidential  treatment filed with the Office of the Secretary of the SEC)*

10.6                  Agreement For Internet Medical  Communications  Network,  dated March 2, 2000, between
                      Cymedix and Loyola  University  Medical  Center.  (Portions  of this Exhibit have been omitted pursuant to a request for confidential  treatment filed with the Office of the
                      Secretary of the SEC)*

10.7                  Amended and Restated  Common Stock Purchase  Warrant,  as amended  February 18,
                      2002,  issued  to  Professional   Claims  Services,   Inc  (d/b/a  WellPoint  Pharmacy
                      Management)*

10.8                  Securities  Purchase  Agreement,  dated  February 19, 2002,  between  Medix and
                      WellPoint Health Networks Inc.*

10.9                  General  Security  Agreement,  dated  February  19,  2002,  among Medix,
                      Cymedix and WellPoint Health Networks Inc.*

23.1                  Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2                  Consent of Lyle B. Stewart, Esq. (included in Exhibit 5.1)*

24.1                  Power of Attorney*
-----------------
* Previously Filed

        Item 17.  Undertakings.

        A.     The undersigned Registrant hereby undertakes:

               (1)    To file,  during any period in which offers or sales are being made, a  post-effective amendment to this Registration Statement:
                      (i)    To include any prospectus  required by  Section 10(a)(3)  of the Securities Act of 1933, as amended (the "Act");

                      (ii)   To reflect in the  prospectus  any facts or events  arising after the effective date of the  Registration  Statement (or the most recent  post-effective  amendment  thereof) which, individually  or in the aggregate,  represent a fundamental  change in the  information set forth in the Registration  Statement.  Notwithstanding  the foregoing,  any increase or decrease in volume of securities  offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated  maximum  offering range may be reflected in the form of prospectus filed with the Commission  pursuant to Rule 424(b) if, in the aggregate,  the changes in volume and price  represent no more than 20 percent change in the maximum aggregate  offering price set forth in the "Calculation of Registration  Fee" table in the effective registration statement.

                      (iii)  To include any material  information  with respect to the plan of  distribution not previously  disclosed in the  Registration  Statement or any material change to such information in the Registration Statement;

               provided,  however, that paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the Registration
               --------   -------
Statement  is on Form  S-3,  Form  S-8 or  Form F-3,  and  the  information  required  to be  included  in a post-effective  amendment by those  paragraphs  is contained in periodic  reports filed with or furnished to the Securities  and Exchange  Commission  (the  "Commission")  by the  Registrant  pursuant to Section 13 or
Section  15(d)  of the  Securities  Exchange  Act of  1934,  as  amended  (the  "Exchange  Act"),  that  are incorporated by reference in the Registration Statement.

               (2)    That,  for the  purpose  of  determining  any  liability  under  the  Act,  each  such post-effective  amendment  shall be deemed to be a new  registration  statement  relating to the  securities offered  therein,  and the offering of such  securities  at that time shall be deemed to be the initial bona fide offering thereof.

(3)     To remove from  registration  by means of a  post-effective  amendment any of the  securities  being registered which remain unsold at the termination of the offering.

B.      Insofar as  indemnification  for  liabilities  arising  under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions,  or otherwise,  the
Registrant has been advised that in the opinion of the  Commission  such  indemnification  is against public policy  as  expressed  in the  Act  and  is,  therefore,  unenforceable.  In the  event  that  a  claim  for indemnification  against such liabilities  (other than the payment by the Registrant of expenses incurred or paid by a  director,  officer or  controlling  person of the  Registrant  in the  successful  defense of any action,  suit or proceeding) is asserted by such director,  officer or controlling person in connection with the securities being  registered,  the Registrant will,  unless in the opinion of its counsel the matter has been settled by controlling  precedent,  submit to a court of appropriate  jurisdiction the question whether such  indemnification  by it is against  public  policy as  expressed in the Act and will be governed by the final adjudication of such issue.

                                                 SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant  certifies that it has reasonable  grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to  Registration  Statement to be signed on its behalf by the  undersigned,  thereunto duly authorized, in New York, New York on May 20, 2002.

                                            MEDIX RESOURCES, INC.

                                            By  _ /s/John R. Prufeta_
                                                --------------------
                                                   John R. Prufeta,
                                                   President and CEO

               Pursuant to the requirements of the Securities Act of 1933, this  Registration  Statement has been signed below by the following persons in the capacities and on the dates indicated.

       Signature                                     Title                         Date
       ---------                                     -----                         ----

_/s/John R. Prufeta*_                   President, Chief Executive              May 24, 2002
---------------------
   John R. Prufeta                      Officer and Director (Principal
                                        Executive Officer)

 /s/Patricia A. Minicucci               Executive Vice President,                May 24, 2002
 -------------------------
    Patricia A. Minicucci               Acting Chief Financial Officer
                                        ( Acting Principal Financial
                                        and Accounting Officer)

__/s/John T. Lane*__                    Director                                 May 24, 2002
------------------
     John T. Lane

   /s/David B. Skinner*                 Director                                 May 24, 2002
------------------------
  David B. Skinner

_/s/Samuel H. Havens*_                  Director                                 May 24, 2002
----------------------
    Samuel H. Havens

 /s/Joan E. Herman*                     Director                                 May 24, 2002
-------------------
  Joan E. Herman

/s/Patrick W. Jeffries*                 Director                                 May 24, 2002
---------------------
Patrick W. Jeffries

/s/Guy L. Scalzi*                       Director                                  May 24, 2002
-----------------
 Guy L. Scalzi

*John R. Prufeta, by signing his name hereto, does sign this document on behalf of himself and each of Ms.
Herman and Messrs. Lane, Havens, Skinner, Scalzi and Jeffries in the capacities indicated immediately above, pursuant to powers of attorney duly executed by each such person and filed with the Securities and
Exchange Commission.

                                                                   /s/John R. Prufeta
                                                                   ------------------

John R. Prufeta

                                               EXHIBIT INDEX

Exhibit
Number                Description
------                -----------

5.1                   Opinion of Lyle B. Stewart, Esq.*

10.1                  Participation Agreement,  dated as of April 2, 2001, between Medix, Cymedix and
                      Kaiser  Foundation  Health Plan of Georgia,  Inc.  (Portions of this Exhibit have been omitted pursuant to a request for confidential  treatment filed with the Office of the
                      Secretary of the SEC)*

10.2                  Agreement,  dated as of October 18, 2001, between Medix and Merck-Medco Managed
                      Care,  L.L.C.  (Portions of this  Exhibit have been omitted  pursuant to a request for
                      confidential   treatment   filed   with   the   Office   of  the   Secretary   of  the
                      SEC)*

10.3                  Vendor    Services    Agreement,    dated   as   of    September    28,    2001,    between    Medix
                      and Express  Scripts,  Inc.  (Portions of this Exhibit have been omitted pursuant to a request  for  confidential  treatment  filed with the Office of the  Secretary  of the
                      SEC)*

10.4                  Binding  Letter of  Intent  for Pilot  and  Production  Programs,  dated
                      September 8, 1999,  between Medix,  Cymedix and  Professional  Claims  Services,  Inc.
                      (d/b/a  WellPoint  Pharmacy  Management)  (Portions  of this Exhibit have been omitted pursuant  to a  request  for  confidential  treatment  filed  with the  Office  of the
                      Secretary of the SEC)*

10.5                  Pilot  Agreement,   dated  as  of  December  28,  1999,   between  Cymedix  and
                      Professional  Claims Services,  Inc. (d/b/a WellPoint Pharmacy  Management)  (Portions
                      of this  Exhibit have been omitted  pursuant to a request for  confidential  treatment filed with the Office of the Secretary of the SEC)*

10.6                  Agreement For Internet Medical  Communications  Network,  dated March 2, 2000, between
                      Cymedix and Loyola  University  Medical  Center.  (Portions  of this Exhibit have been omitted pursuant to a request for confidential  treatment filed with the Office of the
                      Secretary of the SEC)*

10.7                  Amended and Restated  Common Stock Purchase  Warrant,  as amended  February 18,
                      2002,  issued  to  Professional   Claims  Services,   Inc  (d/b/a  WellPoint  Pharmacy
                      Management)*

10.8                  Securities  Purchase  Agreement,  dated  February 19, 2002,  between  Medix and
                      WellPoint Health Networks Inc.*

10.9                  General  Security  Agreement,  dated  February  19,  2002,  among Medix,
                      Cymedix and WellPoint Health Networks Inc.*

23.1                  Consent of Ehrhardt Keefe Steiner & Hottman P.C.

23.2                  Consent of Lyle B. Stewart, Esq.
                      (included in Exhibit 5.1)*

24.1                  Power of Attorney*
--------
*Filed previously